Digital Offering, LLC
1461 Glenneyre Street, Suite D

Laguna Beach, CA 92651

September 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Cheryl Brown

 Timothy Levenberg

Re: Starfighters Space, Inc. (the "Company")

Qualification Statement on Form 1-A (the "Offering Statement")

File No. 024-12488

Dear Ms. Brown and Mr. Levenberg,

We understand that the staff of the U.S. Securities and Exchange Commission (the "Commission") has completed its review of the above referenced Offering Statement of the Company and we hereby join the Company's request that the Commission declare the Offering Statement "qualified" at 4:15 p.m., Eastern Time on September 6, 2024, or as soon thereafter as practicable.

Please contact Paul Levites of Bevilacqua PLLC, counsel of the selling agent, at 202-869-0888 (ext. 103) to provide notice of qualification, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

As Selling Agent

Digital Offering, LLC

By:	/s/ Gordon McBean
Name:	Gordon McBean
Title:	Chief Executive Officer